SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-IA

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Utah Medical Products, Inc.
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(Name of Issuer)

Utah Medical Products, Inc. (Issuer)
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(Name of Filing Persons)

Common Stock, Par Value $.01 Per Share
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(Title of Class of Securities)

917488108
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(Cusip Number of Class of Securities)

Kevin L. Cornwell, Chairman and CEO
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047
(801-566-1200)

 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]     issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Introduction

    This Tender Offer Amendment on Schedule TO-IA relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 650,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, at a price of $75.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2026 the "Offer to  Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer".  This Schedule TO-IA is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

AMENDMENT

All references to the October 7, 2026 Expiration Date in the Schedule TO-IA filed on September 29, 2026 are hereby extended to October 27, 2026.

SIGNATURE
        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTAH MEDICAL PRODUCTS, INC.

By: /s/ KEVIN L. CORNWELL
Name: Kevin L. Cornwell
Title: Chairman and Chief Executive Officer

Date: October 5, 2026